UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025
Commission File Number: 001-40799

SPORTRADAR GROUP AG

(Translation of registrant’s name into English)

Feldlistrasse 2

CH-9000 St. Gallen

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Information Contained in this Report on Form 6-K

On May 15, 2025, Sportradar Group AG (the “Company”) held its annual general meeting. In accordance with article 13 of the Company's articles of association, the relevant simple majority voting on agenda items for the annual general meeting was calculated based on the votes cast, not taking into account abstentions, empty votes and invalid votes. The number of abstentions is therefor provided below only for the sake of completeness. For agenda item 7.1, the simple majority was, in accordance with mandatory Swiss law, calculated based on the nominal value of the voted shares. For all other agenda items, the simple majority was calculated based on the number of shares voted (“one share, one vote” principle). The final results of each of the agenda items submitted to a vote of the shareholders are below.

•	Item 1.1: Management Report, Consolidated Financial Statements and Statutory Financial Statements. The shareholders approved the Management Report, Consolidated Financial Statements and Statutory Financial Statements, each for the year ended December 31, 2024. The shareholders approved this item with 935,566,586 votes (99.99% of all shares considered voted) in favor, 23,946 votes (less than 0.01%) against and 293,148 abstentions.

•	Item 1.2: Consultative Vote on the Compensation Report. The shareholders endorsed (in a non-binding consultative vote) the Compensation Report for the year ended December 31, 2024. The shareholders approved this item with 921,379,847 votes (98.47% of all shares considered voted) in favor, 14,266,477 votes (1.53%) against and 236,260 abstentions.

•	Item 1.3: Vote on the Sustainability Report. The shareholders approved the Sustainability Report for the year ended December 31, 2024. The shareholders approved this item with 935,571,096 votes (99.99% of all shares considered voted) in favor, 35,399 votes (less than 0.01%) against and 276,638 abstentions.

•	Item 2: Appropriation of Available Earnings. The shareholders approved the proposal to carry forward the available earnings in the amount of CHF -2,741,568,865.10. The shareholders approved this item with 935,681,021 votes (99.99% of all shares considered voted) in favor, 29,309 votes (less than 0.01%) against and 173,031 abstentions.

•	Item 3: Discharge of the Board of Directors and of the Executive Management. The shareholders approved the discharge of all members of the Board of Directors and of the Executive Management from personal liability for their actions in the year ended December 31, 2024. The shareholders approved this item with 106,552,114 votes (87.03% of all shares deemed represented for purposes of this item) in favor, 15,880,122 votes (12.97%) against and 469,144 abstentions.

•	Item 4.1: Election of Members of the Board of Directors. The shareholders approved the election or re-election, as applicable, of Deirdre Mary Bigley, John Andrew Doran, George Fleet, Pascal Keutgens, Carsten Koerl, William Kurtz, Rajani Ramanathan, Marc Walder and Jeffery W. Yabuki as directors, each for a term of office until the conclusion of the Annual General Meeting in 2026.

o	The shareholders approved the re-election of Deirdre Mary Bigley with 933,274,520 votes (99.74% of all shares considered voted) in favor, 2,389,485 votes (0.26%) against and 219,127 abstentions.

o	The shareholders approved the re-election of John Andrew Doran with 934,096,952 votes (99.83% of all shares considered voted) in favor, 1,559,294 votes (0.17%) against and 226,886 abstentions.

o	The shareholders approved the re-election of George Fleet with 926,224,062 votes (98.99 % of all shares considered voted) in favor, 9,430,785 votes (1.01%) against and 228,285 abstentions.

o	The shareholders approved the election of Pascal Keutgens with 934,241,333 votes (99.85% of all shares considered voted) in favor, 1,418,947 votes (0.15%) against and 222,851 abstentions.

o	The shareholders approved the re-election of Carsten Koerl with 925,477,394 votes (98.91% of all shares considered voted) in favor, 10,196,489 votes (1.09%) against and 209,248 abstentions.

o	The shareholders approved the re-election of William Kurtz with 935,285,136 votes (99.96% of all shares considered voted) in favor, 380,791 votes (0.04%) against and 217,205 abstentions.

o	The shareholders approved the re-election of Rajani Ramanathan with 935,341,090 votes (99.97% of all shares considered voted) in favor, 321,940 votes (0.03%) against and 220,101 abstentions.

o	The shareholders approved the re-election of Marc Walder with 932,407,613 votes (99.65% of all shares considered voted) in favor, 3,254,828 votes (0.35%) against and 220,691 abstentions.

o	The shareholders approved the re-election of Jeffery W. Yabuki with 935,222,784 votes (99.95% of all shares considered voted) in favor, 447,457 votes (0.05%) against and 212,891 abstentions.

•	Item 4.2: Election of the Chair of the Board of Directors. The shareholders approved the re-election of Jeffery W. Yabuki as Chairman of the Board of Directors for a term of office until the conclusion of the Annual General Meeting in 2026. The shareholders approved this item with 935,160,536 votes (99.95 % of all shares considered voted) in favor, 508,413 votes (0.05%) against and 214,183 abstentions.

•	Item 4.3: Election of the Members of the Compensation Committee. The shareholders approved the election of Deirdre Mary Bigley, John Andrew Doran, Pascal Keutgens, and Marc Walder as members of the Compensation Committee, each for a term of office until the conclusion of the Annual General Meeting in 2026.

o	The shareholders approved the re-election of Deirdre Mary Bigley with 934,418,687 votes (99.87% of all shares considered voted) in favor, 1,247,038 votes (0.13%) against and 217,407 abstentions.

o	The shareholders approved the re-election of John Andrew Doran with 924,993,830 votes (98.86% of all shares considered voted) in favor, 10,663,082 votes (1.14%) against and 226,220 abstentions.

o	The shareholders approved the election of Pascal Keutgens with 924,422,906 votes (98.80% of all shares considered voted) in favor, 11,236,367 votes (1.2%) against and 223,858 abstentions.

o	The shareholders approved the re-election of Marc Walder with 924,393,610 votes (98.80% of all shares considered voted) in favor, 11,263,100 votes (1.2%) against and 226,422 abstentions.

•	Item 5.1: Approval of the Total Maximum Amount of Board Compensation. The shareholders approved the aggregate maximum amount of compensation of USD 3,000,000.00 (including employer social security and pension contributions) to be paid or awarded to the members of the Board of Directors for the term of office until the Annual General Meeting in 2026. The shareholders approved this item with 934,777,422 votes (99.93% of all shares considered voted) in favor, 693,955 votes (0.07%) against and 411,756 abstentions.

•	Item 5.2: Approval of the Total Maximum Amount of Executive Management Compensation. The shareholders approved the aggregate maximum amount of compensation for Executive Management of USD 40,000,000.00 (including employer social security and pension contributions) for the next financial year of the Company (i.e., January 1, 2026 to December 31, 2026). The shareholders approved this item with 922,649,293 votes (98.62% of all shares considered voted) in favor, 12,860,352 votes (1.38%) against and 373,488 abstentions.

•	Item 6: Election of Independent Proxy. The shareholders approved the re-election of the law firm Fürer Partner Advocaten, Frauenfeld, Switzerland as independent proxy for a term of office until the conclusion of the Annual General Meeting in 2026. The shareholders approved this item with 935,686,919 votes (99.99% of all shares considered voted) in favor, 29,126 votes (less than 0.01%) against and 167,086 abstentions.

•	Item 7.1: Election of Statutory Auditors. The shareholders approved the election of KPMG AG (CHE- 106.084.881), Zurich, Switzerland, as statutory auditors for a term of office until the conclusion of the Annual General Meeting in 2026. The shareholders approved this item with votes totaling a nominal value of CHF 20,600,654.71 (89.43% of all shares considered voted) in favor, votes totaling a nominal value of CHF 2,434,254.40 votes (10.57%) against and CHF 230,410.00 abstentions.

•	Item 7.2: Election of Special Auditors. The shareholders approved the election of BDO AG, St. Gallen, Switzerland, as special auditors for audit services related to capital increases, capital reductions and related corporate actions for a term of office until the conclusion of the Annual General Meeting in 2026. The shareholders approved this item with 935,696,354 votes (99.99% of all shares considered voted) in favor, 22,427 votes (less than 0.01%) against and 164,350 abstentions.

Incorporation by Reference

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File No. 333-259885) and Form F-3 (File No. 333-286679), including any prospectuses forming a part of such Registration Statements, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2025

SPORTRADAR GROUP AG

By:	/s/ Michael C. Miller
Name: Michael C. Miller
Title: Chief Legal Officer